December 10, 2010

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:           Audiovox Corporation
Form 10-K for the fiscal year ended February 28, 2010
Filed May 14, 2010
File No.  001-09532

Dear Mr. Mancuso:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letter dated November 23, 2010, with respect to the above-referenced filings (the “Comment Letter”).  The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff’s comments contained in the Comment Letter.

Item 10. Directors, Executive Officers…, page 29

SEC Comment:

(1)	We will continue to evaluate your response to prior comments 2 and 6 after you file the amendment mentioned in those two responses. Please also refer to our following comments.

SEC response letter 11.23.10.docx

Mr. Russell Mancuso
United States Securities
  and Exchange Commission Page 2 of 5

Item 11. Executive Compensation, page 29

SEC Comment:

(2)
It is unclear why your response to prior comment 4 refers to “performance conditions” or “maximum value disclosure.” Pursuant to Items 402(c)(2)(vi) and (k)(2)(iv) of Regulation S-K, you are required to disclose the aggregate grant date fair value of awards of options to your named executive officers and directors. Your disclosure and responses to our comments state that the numbers currently disclosed represent the compensation expense for financial statement reporting. Therefore, it continues to appear that your disclosure is inconsistent with the requirements of Items 402(c)(2)(vi) and (k)(2)(iv) of Regulation S-K. Please amend your filing accordingly.

Response:
We will amend the Fiscal 2010 Summary Compensation Table and Director Compensation Table in our 10-K/A as indicated below. Please note that we have shown the amendment to the Director Compensation Table and the footnote added within this letter. However, we will include the entire “Compensation of Directors” section from the Proxy in our 10-K/A.

Fiscal 2010 Summary Compensation Table

					Non-Equity
				Option	Incentive Plan	All Other
Name and		Salary	Bonus	Awards	Compensation	Compensation
Principal Position	Year	(1)(6)	(2)	(3)	(2)	(4)	Total
Patrick M. Lavelle	2010	$812,602	$-	$605,250	$500,000	$18,482	$1,936,334
President and Chief	2009	$925,160	$-	$36,000	$-	$24,620	$985,780
Executive Officer	2008	$982,691	$-	$81,500	$500,000	$24,489	$1,588,680

Charles M. Stoehr	2010	$360,000	$-	$302,625	$102,204	$17,961	$782,790
Senior Vice President and	2009	$360,000	$-	$18,000	$-	$25,632	$403,632
Chief Financial Officer	2008	$393,846	$-	$40,750	$89,887	$28,087	$552,570

Thomas C. Malone	2010	$191,250	$-	$67,250	$233,750	$17,465	$509,715
Senior Vice President	2009	$202,500	$-	$18,000	$247,500	$22,644	$490,644
	2008	$209,769	$-	$40,750	$196,667	$32,546	$479,732

Loriann Shelton	2010	$270,000	$10,000	$107,600	$90,000	$14,619	$492,219
Senior Vice President	2009	$268,350	$54,000	$18,000	$-	$25,737	$366,087
	2008	$280,246	$-	$40,750	$74,546	$26,244	$421,786

C. David Geise	2010	$191,250	$-	$67,250	$95,000	$14,000	$367,500
Senior Vice President	2009	$202,500	$-	$18,000	$-	$20,935	$241,435
	2008	$220,764	$-	$40,750	$22,500	$22,910	$306,924

John J. Shalam(5)	2010	$149,224	$-	$605,250	$417,874	$33,870	$1,206,218
Chairman of The Board	2009	$345,000	$-	$36,000	$-	$61,827	$442,827
	2008	$438,461	$-	$81,500	$359,547	$58,321	$937,829

Mr. Russell Mancuso
United States Securities
  and Exchange Commission Page 3 of 5

(1)
The Company deferred $250,000 in Fiscal Years 2010 and 2009 and $244,230 in Fiscal Year 2008 of Mr. Lavelle’s salary into a special deferred compensation account (the “Lavelle Account”), see further discussion in the non-qualified deferred compensation plan table.

(2)	Refer to CD&A for a further discussion on the non-equity incentive plan and bonus calculations for our Chairman and NEOs.

(3)
This column represents the aggregate fair value of stock options granted to each of our NEO’s.  For additional information on the valuation assumptions with respect to the 2010 grants, refer to note 1 of the Company’s financial statements in the Form 10-K for the year ended February 28, 2010.  The amount disclosed is exclusive of forfeiture estimates and represents the maximum value of the grant for each NEO, as the grant did not contain performance conditions.  The amounts presented do not represent the actual value that will be recognized by the NEO’s upon exercise, as applicable.

(4)	See the All Other Compensation Table below for additional information.

(5)	Mr. Shalam, Chairman of the Board, is not an executive officer of the Company.

(6)
In January 2008, our PEO put into place a broad overhead reduction plan across all internal departments for the remainder of Fiscal 2008, Fiscal 2009, and continuing into Fiscal 2010 (see Overhead Reduction Program for further details). The plan consisted of various components including temporary mandated reductions in base salary of all employees relative to position.

Director Compensation Table

					Change in
					Pension
					Value and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($) (1)	($)	($)	($)	($)
Paul C. Kreuch	$69,000	-	$40,350	-	-	-	$109,350
Dennis F. McManus	$46,500	-	$40,350	-	-	-	$86,850
Peter A. Lesser	$53,500	-	$40,350	-	-	-	$93,850
Philip Christopher	$39,833	-	$72,250	-	-	-	$112,083

(1)
This column represents the aggregate fair value of stock options granted to each of our independent directors.  The fair value per option of the grants on July 23, 2009 and September 14, 2009 were $2.94 and $2.69, respectively.  For additional information on the valuation assumptions with respect to the 2010 grants, refer to note 1 of the Company’s financial statements in the Form 10-K for the year ended February 28, 2010.  The amount disclosed is exclusive of forfeiture estimates and represents the maximum value of the grant for each director, as the grant did not contain performance conditions. All of the granted options indicated above were outstanding as of February 28, 2010.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission Page 4 of 5

SEC Comment:

(3)
Given your response to prior comment 5 that each “NEO” received an option award, the table on page 18 of your definitive proxy statement is required to include the column specified by Item 402(d)(2)(viii) of Regulation S-K for each “NEO.” Please amend accordingly. Also expand your response to clarify how the “fair value per option is the same for all NEO’s” given that your  named executive officers did not all receive the same number of options.

Response:

To clarify the language from our prior response to indicate that our NEO’s only participated in one grant during Fiscal 2010, we wish to indicate that the fair value per option for that grant was calculated at $2.69 using a Black-Sholes model using the assumptions disclosed in note 1 of our 10K Report for the year ending February 28, 2010.   We will amend the table in our 10K/A as indicated below.  Please note that we have modified our disclosure outlined in our prior response to Comment 6 in your letter of October 12, 2010 to include the non-equity incentive plan award for Fiscal 2010, only, in accordance with the requirements of Regulation S-K Item 402(d)(2)(iii).

Grants of Plan Based Awards during Fiscal 2010

The following table discloses the amount of non-equity incentive plan awards and the actual number of restricted stock awards and stock options granted and the grant date of those awards.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Awards
Name					All Other	All Other
					Stock	Option
					Awards:	Awards:	Exercise
					Number of	Number of	or Base	Grant Date
					Shares of	Securities	Price of	Fair Value
					Stock or	Underlying	Option	Of Option
	Grant	Threshold	Target	Maximum	Units	Options (1)	Awards (2)	Awards
	Date	($)	($)	($)	(#)	(#)	($/Sh)	($) (3)
Lavelle	2010	$250,000	$500,000	$500,000
	9/14/2009				-	225,000	$6.37	$605,250
Stoehr	2010	$-	$102,204	$102,204
	9/14/2009				-	112,500	$6.37	$302,625
Malone	2010	$275,000	$233,750	$233,750
	9/14/2009				-	25,000	$6.37	$67,250
Shelton	2010	$-	$90,000	$90,000
	9/14/2009				-	40,000	$6.37	$107,600
Geise	2010	$-	$95,000	$145,000
	9/14/2009				-	25,000	$6.37	$67,250
Shalam	2010	$-	$417,874	$417,874
	9/14/2009				-	225,000	$6.37	$605,250

Mr. Russell Mancuso
United States Securities
  and Exchange Commission Page 5 of 5

(1)
This column shows the number of stock options granted in Fiscal 2010 to our Chairman and NEOs. These options vested one-half on November 30, 2009 and one-half on November 30, 2010, and expire three years from the respective vesting dates.

(2)	This column shows the exercise price for the stock options granted, which was the closing price of Audiovox stock on September 11, 2009.

(3)
These options had an aggregate fair value on the grant date of $1,755,225 for all participants in the award, which was calculated using the Black Scholes value on the grant date of $2.69 per option. For additional information on the valuation assumptions, refer to note 1 of the Company’s financial statements in the Form 10-K for the year ended February 28, 2010.

Note: The column entitled “Estimated Future Payouts Under Equity Incentive Plans Awards” has been omitted as there is no information to report in this column.

In connection with your review of the Company's filing on Form 10-K for the fiscal year ended February 28, 2010, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer